Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

VOLUNTARY ANNOUNCEMENT

This announcement is issued by Baidu, Inc. (“Baidu” or the “Company”) on a voluntary basis.

It has come to the attention of the Company that there were some media reports on December

5, 2025 regarding the proposed spin-off and separate listing of Kunlunxin (Beijing) Technology Co., Ltd.* (昆侖芯（北京）科技有限公司), a non-wholly owned subsidiary of the Company (the “Proposed Spin-off and Listing”). The Company wishes to clarify that it is in the process of assessing the Proposed Spin-off and Listing. If proceeded, the Proposed Spin-off and Listing will be subject to the relevant regulatory approval process, and there is no assurance that the Proposed Spin-off and Listing will proceed.

The Company will comply with the applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and make further announcements pursuant to the Listing Rules as and when appropriate.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, December 7, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.